Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: June 21, 2022

The following is an investor presentation by Mike Mahan, CEO of Bright Lights Acquisition Corp., Paul Tran, CEO of Manscaped, Kevin Datoo, President of Manscaped, and Phillip Unthank, CFO of Manscaped, and the related transcript, made available on June 21, 2022, at https://dealroadshow.finsight.com/e/MANSCAPED2022.

Investor Update Jun e 2 022

WATCH OUR BRAND VIDEO AT: INTRO.MANSCAPED.COM

Disclaimer

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. ("BLTS") and Manscaped Holdings, LLC, a Delaware limited liability company ("Manscaped"). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. ("ParentCo") have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 that was filed with the SEC on January 10, 2022, as amended, which includes BLTS' proxy statement and ParentCo's prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. **Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.**

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS' stockholders in connection with the proposed transaction. Information about BLTS' directors and executive officers and their ownership of BLTS' securities is set forth in BLTS' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement filed by BLTS and ParentCo on January 10, 2022, as amended. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped's financial condition and results of operations. Manscaped's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped's non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

3 | MANSCAPED

Disclaimer

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as "believe," "continue," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "predict," "plan," "may," "should," "will," "would," "potential," "seem," "seek," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS' securities, (ii) the risk that the transaction may not be completed by BLTS' business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS' public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the "Business Combination Agreement"), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped's business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS' securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped's business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped's intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of BLTS' Annual Reports on Form 10-K, BLTS' Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.

4 | MANSCAPED

Kevin Datoo President Paul Tran Founder & CEO Phillip Unthank CFO Mike Mahan CEO Allen Shapiro N on - E x ecuti v e Co - Chairman John Howard N on - E x ecuti v e Co - Chairman Hahn Lee CFO 5

I. Opportunity Overview II. Business Overview III. Strategy & Growth Plan IV. 2022 Update V. Appendix 6

I. Opportunity Overview

Bright Lights Overview

BRIGHT LIGHTS
ACQUISITION CORPORATION

Bright Lights Acquisition Corp. (Nasdaq:BLTSU) is a $230M publicly traded Special Purpose Acquisition Company (SPAC)

Combination must occur within 24 months of its IPO, which was completed on January 11, 2021

Proven Value Creation

Exceptional track record as both operators and investors

Bright Lights' Board and Management collectively have 100+ years of experience across media and consumer products with an emphasis on celebrity partnerships

6 consecutive years of record revenue and EBITDA at dick clark productions

Relevant Track Record

Strong track record of delivering returns for investors and partners

Reputation for successful creation and enhancement of branded products

Strong returns in partnership with celebrity

Highly Experienced Independent Directors



Peter Guber



Ciara Wilson



Mark Shapiro



Selena Kalvaria

8 | MANSCAPED

Investment Highlights

Category Creator

Manscaped™ created the market for men's below-the-waist grooming and is a defining lifestyle brand in men's personal care

Unique brand value and high customer loyalty supported by impressive marketing reach and innovative products

Compelling & Scalable Business Plan

Impressive growth and product margin profile supported by strong unit economics

Digitally native, omni-channel platform with high level of repeat purchase, including fast-growing subscription program

Multiple Paths to Growth

Continue global expansion plan based on demonstrated success

Penetrate large and underserved addressable groin grooming market

Massive growth potential going beyond the groin into overall men's personal care

9 | MANSCAPED

II. Business Overview

H air F ace B ody G r oin WE BELIEVE MEN’S SELF - CARE IS A MASSIVE OPPORTUNITY AND THAT NO ONE ELSE DOES IT WELL 11

5M 12 Trimmers deployed to date Already socially required Male grooming habits are growing exponentially all over the world 70% of men are already manscaping With over 5M trimmers sold to date, Manscaped has achieved scale and yet has reached only ~6% of the U.S. target audience (1) U . S . po p ul a tion d a t a per U . S . C en s us B u r e a u, 2 0 1 8 (2) Global m ar k et si z e f r om W orld P o p ul a tion Pr ospec t s , 2 0 1 9 (3) Income adjusted population calculated by f iltering World Population Prospects statistics by High and Upper - Middle Income countries, men aged 20 - 54 (4) KPMG report commissioned by Bright Lights 4 3 , 00 0 , 000 (1) U.S. male millennials (1) 80,000,000 U.S. men ages 18 to 54 (4) 90 0 , 00 0 , 00 0 (2,3) Men ag e s 18 to 5 4 w orl d ( w 3) ide (Income adjusted)

13 90 0 , 00 0 , 00 0 (2,3) Men ages 18 to 54 worldwide (Income adjusted) 8 0 , 00 0 , 000 (1) U.S. men ages 18 to 54 4 3 , 00 0 , 000 (1) U.S. male millennials 5M $ 7 0 B (4) Global Men’s Grooming Market (1) U . S . po p ul a tion d a t a per U . S . C en s us B u r e a u, 2 0 1 8 (2) Global m ar k et si z e f r om W orld P o p ul a tion Pr ospec t s , 2 0 1 9 (3) Income adjusted population calculated by f iltering World Population statistics by High and Upper - Middle Income countries, men aged 20 - 54 (4) G r ooming m ar k et si z e per S t a tis t a

Existing trimmer market

Not designed for groin

You're not going to go out for someone to trim your nether regions

The category that Manscaped created

Personal groin care trimmer market

Personal Care Activity

You won't be going to a professional for groin care. You'll be grooming your groin at home, and you'll need a dedicated, specifically designed tool.

Manscaped's Lawn Mowers are like toothbrushes, everyone needs it, no one wants to share it.

With over 900,000,000 men in the world, many who do not have a personal groin trimmer, there is vast potential for further exponential growth.

As millennials and Gen-Z males get older, manscaping becomes a socially required grooming habit.

— Paul Tran
Founder, Manscaped

15 | MANSCAPED

Elevating the male grooming experience

Manscaped's core trimmer product is thoughtfully designed for groin grooming

SkinSafe™ Technology
Proprietary SkinSafe™ Technology helps prevent nicks, snags and tugs

Waterproof
Enables convenient wet or dry operation and easy clean

Charging Dock
Cordless, rechargeable


MANSCAPED

THE LAWN MOWER 4.0

Smart Design
LED light and no-slip grip for total control



7,000 RPM Motor
Powers a dual-edge, 360-degree rotary stainless steel blade system

Snap-In™ Replaceable Blade

QuietStroke™ Technology

16 | MANSCAPED

We started by creating premium products...

Patented, innovative trimmer designs


MANSCAPED
MANSCAPED

+

Premium packaging


MANSCAPED
MANSCAPED
THE LAWN MOWER 4.0
MANSCAPED
THE LAWN MOWER 4.0

+

Proprietary formulations


CROP PRESERVER
MANSCAPED
CROP CLEANSER
MANSCAPED
CROP EXFOLIATOR
MANSCAPED

Lawn Mower

★★★★★

Wow! This works so well and doesn't nick or cut any sensitive bits at all. I've never seen a razor cut through hair so easily, it cuts through thick hair, long hair, short hairs, all hairs, like a lawnmower!

- Amazon Customer

Weed Whacker

★★★★★

Great hair trimmer - for nose or ear hair. Quiet and effective. Would highly recommend. Same sleek look as the other Manscaped products.

- Amazon Customer

Crop Preserver

★★★★★

I didn't know what I was missing. I was contemplating whether or not to get the subscription so its only $10 a month. But I think I might. THIS STUFF IS AWESOME!

- Amazon Customer


MANSCAPED(1)
Net Promoter Score
52
Would not recommend
Highly recommend

(1) Company NPS score based on Q1 2022 internal surveys; NPS has a range of -100 to +100

17 | MANSCAPED

Male Grooming Brand • Aided Awareness Dec 2019 Feb 2020 Aug 2020 Dec 2020 Dec 2021 Mar 2022 4 9 .2% 3 3 . 9% 4 1 . 8% 2 7 . 4% 1 8 . 6% 1 1 . 0 % OUR MARKETING IS TRULY RESONATING AND OUR BRAND A W A R E N E S S PROVES IT. 18

19

20

ID E A TION VID E OGRAPHY AD B U Y I N G SCRIPTING POST INFLUENCER MAN A GEMENT 21

(1) Y ou t ube video vi e w s t a tistic s a s o f Ju l y 1 3 , 2 0 21 (2) KPMG r epo r t commi s sioned b y B rig h t L ig h t s 4 . 3 34 . 9 0.8 1.4 2.0 3.7 1 . 4 1 3 .2 1 4 .2 25.0 26.0 1 7 . 9 + 95% + 4% + 8% + 2 0 4% + 8 9% + 7 9 % LTM April 2020 LTM April 2021 emails sent Ad impressions served in 2020 Total press hits in 2020 M edia Outlet s Partnerships 49 100 1 0 4 1 8 7 1 8 9 1 91 2 3 7 5 00 Instagram Followers as of July 2021 (000s) 22 Total Website Visits – U.S. (Million s ) (2) Rob Gronkowski Campaign P r emie r ed Sep - 2 0 2 0 9 . 3M Y ou T ube vi e ws (1) Ask The Grooming Guru P r emie r ed N o v - 2 0 1 9 2 0 . 8M Y ou T ube vi e ws (1)

‘ R O I BRAND EQUITY PERFORMANCE BRAND AWARENESS BRAND EQUITY BRAND LOYALTY

M a n s c a p e d a t P e n n S t a t i o n

Manscaped voice works with a diverse set of consumers Multi - Year Marketing Partnership Manscaped Named “Of f icial Electric Trimmer of UFC” 26

Manscaped saves balls from cuts and nicks Helps save lives by raising awareness In Audience Reach In f luencers “Check Yourself” Video won the 2020 Shorty Social Good Award for Best Comedy video Increase in TCS Web Traf f ic 27 (1) (2) (3) (4) (1) I n t er n al compa n y d a ta (2) G oogle A n a l y tic s (3) I n t er n al compa n y d a ta (4) https://shortyawards.com/5th - socialgood/we - save - balls

Most companies focus on either devices or wet products; Manscaped Œ looks to solve for men’s needs holistically The Lawn Mower Groin Trimmer system (de vice + r eplac e able heads) is our leading product 28

Since Day 1, Manscaped Œ has believed in meeting customers where they shop: D2C, Marketplace and Retail Manscaped Œ drives a majority of revenue via D2C by o ff ering best combination of choice and value U.S. Retail U . S . Mar k etplace U.S. D2C ( $ i n million s ) 6 0% 2 5% 1 5 % RETAIL MARKETPLACE DIRECT TO CONSUMER 29 $138 $1 2 7 $35 $49 2019A 2020A 2021A $19 $59 $36 $13 $232 $1 8 2 $ 65

Our D2C website is the primary driver of new customer conversion

3.0M U.S. D2C customers to date

Marketing initiatives drive visitation with high purchase intent — average of 2.1M visitors per month[1]

4% site conversion, 30% higher than e-commerce average[2]

(1) Site visitation excludes Repeat Visitors, 2021-1H
(2) Average e-commerce conversion rate from Invespcro.com


MANSCAPED
PRODUCTS
OUR CAUSE
PEAK HYGIENE PLAN
US
SIGN IN
THE
PERFORMANCE
PACKAGE 4.0
Available Now
SHOP NOW
THE RIGHT TOOLS FOR THE JOB™
PROPER GROOMING REQUIRES PRECISION ENGINEERED TOOLS. NOT ONLY DOES A MAN'S SENSITIVE AREAS REQUIRE IT, BUT HYGIENE DEMANDS IT.

4%
SITE CONVERSION


SKIN SAFE
TECHNOLOGY


WIRELESS
CHARGING
SYSTEM


WATERPROOF

30 | MANSCAPED

66% of Custome r s are 35+ Th e D2C customer ba s e is diverse 65+ 8% 5 5 - 65 12% 45 - 5 5 20% 35 - 45 26% 25 - 35 27% 18 - 25 8% Source: Gensus.ai (2017 – 12/1/2020). Re f lects all U.S. customers. Often assumed just a young man’s game, manscaping is actually broadly adopted and growing among older men Geographic distribution tracks with population, highest indexing states include U T , N D , C O , NJ 31

We focus on the groin grooming routine to drive an $89 initial purchase and adoption of our replenishment plan

Majority of D2C First Time Buyers (FTB) purchase a full groin routine Starter Set

70% of all FTB join the Peak Hygiene replenishment plan


MANSCAPED

66% OF FIRST TIME BUYERS BUY A STARTER SET

Introduces customers to full groin routine

First Time Buyer Initial Customer Status

Subscription Customers ($93 AOV)

On Demand Customers ($81 AOV)


70%
30%

Quarterly "Peak Hygiene" subscription is most popular option

32 | MANSCAPED

Our Peak Hygiene Plan unlocks choice, value and simplicity for our members


THE PEAK HYGIENE
NOW LIVE

Stay Sharp

With regular replacement blades, your Manscaped™ tools will be like new, every time.

You're in Charge

Pick any two base products you like – a fresh blade, a refill of your favorites or try something new. It's the same $14.99 per shipment.

Exclusive VIP Pricing

Add additional products to your replenishment box at member pricing – the lowest retail price on everything we sell!

Platinum Warranty

With our new Platinum Warranty, we'll cover your Lawn Mower™ or Weed Whacker™ if anything goes wrong[1]

Key Highlights

Centered on staying sharp & sanitary: provides ability to replace the blade on the core trimmer — a feature not available on most existing products

Unlocking the power of choice: expanding beyond popular "Free Gift" program to enable greater choice (10 core products to select from)

Member exclusives: Lowest pricing on additional products across the portfolio

Safety and security: protect your purchase if something goes wrong

33 | MANSCAPED

(1) Warranty limited to active Peak Hygiene Members with box shipped in past 90 days; limited to one claim per 12-month period

D2 C busin e s s delivers st r ong, and g r o wing, unit economics First Time Orders drive large and rising initial $89 AOV, growing at a 22% CAGR since 2019 65% of customers repeat in f irst year with average of 2.7 shipments, driving 1 2 7% C A GR in r ep e at shipments since 2019 Steady state 50% gross margins of D2C business 34 $0 $ 2 0 $ 4 0 $60 $ 8 0 $100 $1 2 0 $ 1 4 0 $1 6 0 2 0 1 9A 2 0 2 1A 2 0 2 0A Repeat F TB ( $ i n Million s ) R ep e at 40% First Time Buyers 60% 2 . 9 2 . 0 0.6 22% CAGR First Time Buyer AOV 2 0 1 9A 2 0 2 0A $ 8 9 $ 77 $60 1 1 .2 0 . 7 A O V 2021A O r de r s (Million s ) A O V 2 0 1 9A 2 0 2 0A 2021A Orders (Millions) $ 2 0 $ 1 9 $18 127% CAGR Repeat Orders R ep e at 20% First Time Buyers 80%

Manscaped Œ uses an on - brand experience within Amazon to capture demand created by its multi - media advertising e ff orts Ama z o n & M a r k e t p l a c e s MANSCAPED Lawn Mower 3.0 Best selling men’s trimmer on Avg monthly visitors to brand store in 2021 Lawn Mower ratings average rating with 35

Retail pa r tne r shi p s Headlined by a deep partnership with Target, Manscaped Œ is currently live in ~3,500 U.S. retail doors 3 5 0 DOO R S 1 , 8 0 0 DOO R S 9 4 9 DOO R S 1 7 7 DOO R S AT 36

III. Strategy & Growth Plan 37

1 Continue to dominate and grow the groin care category

We are only scratching the surface when it comes to male groin care.

As the first player and leading brand within the men's groin grooming category, Manscaped can simply gain market share by attracting more customers

+70% [1]	U.S. men practice regular groin grooming	Highly serviceable potential customer base
~20% [1]	Currently use a groin-specific trimmer in the U.S.	Limited competitive pressures
~65% [1]	Would pay premium price for groin-specific trimmer	Strong willingness to buy
120M [1]	Total addressable market of U.S. men ages 15+	Large number of potential customers in the U.S. alone

(1) KPMG report commissioned by Bright Lights

38 | MANSCAPED

Manscaped Œ has already earned the right to serve the entire men’s personal care routine with a successful track record of launching new products Core products increase the choice, and therefore value, of the Peak Hygiene Plan 2 Then Then As two of the world’s largest men’s lifestyle brands, Axe and Old Spice have become industry leaders across a varied product set outside of their original mission Established men’s grooming brands that are proven examples N o w N o w 39 SALES $2B + SALES $1B + Sour ce: Eu r omoni tor Weed Foot Crop Re f ined 2 - in - 1 Shampoo Body Body Lip Balm Cologne Deodorant Whac k er 2.0 Duster Cleanser Cologne & Conditioner Wash Spray Scent 2

③ Creation of Additional Grooming Routines

Similar to the groin routine approach, Manscaped™ will develop additional routines that combine a mix of higher priced durable goods and a suite of consumable products that are natural for replenishment



New Devices drives stair step in revenue
New device
New device
Nose Hair Trimmer
New Product
New Product
2-in-1 Shampoo/ Conditioner
Consumables drive lifetime value via ongoing replenishment
Tools
Formulations

In replicating the "Grooming Routine" that Manscaped™ has created for the groin to the rest of the body, "Manscaping" becomes an all-encompassing grooming experience driving customer lifetime value

40 | MANSCAPED

8 0 7 3 18 1 5 0%+ Y oY G r o w th S t age 1 International deployments have targeted regions with consumer behavior similar to the U.S. Initial success is compelling — International to comprise 22% of revenue in 2021, up from 0% in 2019 $ 6 5 . 5 $28.5 $0.1 1 1 9 % Y oY G r o w th Australia Germa n y C anada United Kingdom European Union B r azil China Singapo r e India South Africa U . A . E . 2 2 0 0 1 1 9 9 2 2 020 2021 2020 - Q4 2021 - Q4 41 60%+ of international consumers practice regular g r oin g r oomin g (1) (1) KPMG report commissioned by Bright Lights ~ 5 % of international consumers currently use a g r oin - speci f ic trimmer (1) ~54% of international consumers would pay premium price for groin - speci f ic trimme r (1) 4

IV. 2022 Update

Revenue in 2021 came in $7M higher than expected (+17% YoY growth in Q4) largely driven by performance across U.S. Marketplace, U.S. Retail, and International Direct to Consumer Adjusted EBITDA in 2021 came in $2M higher than expected driven by the revenue beat with gross margin in line with expectations 43 2021 GUIDANCE COMPARED TO ACTUALS (in U$ millions) 2021 Guidance (Nov 2021) 2021 Actual $2 9 7 .2 $29 0 . 0 R e v enue 1 . 1% 2021 Guidance (Nov 2021) 2021 Actual $5.2 $3.1 Adj. EBITDA 1 . 7 % Adjusted EBITDA %

We captured covid - driven buying behavior across our omni - channel footprint Our marketing team leaned in, as others pulled back, taking advantage of low media rates to drive accelerated growth in awareness Our agile last - mile operation teams kept product in stock across all channels, while many others struggled 44 Q4 2 0 1 9 Q12 0 2 0 Q2 2 0 2 0 Q3 2 0 2 0 Q4 2 0 2 0 Q4 2 021 Q12 022 4 9 .2% 3 3 . 9% 4 1 . 8% 2 7 . 4% 2 7 . 6% 1 8 . 6% 1 1 . 0 % M A S SIVE RISE IN A W A R E N E S S DURING COVID - 19 49.2%

Estimated $100M in incremental revenue accelerated via Covid - 19 pandemic over 21 months Excluding Covid impact, company grew at 97% CAGR between 2019 and 2021 Excluding Covid impact, growth f or 2 022 is 21% o v er 2 021 $ 5 0 $100 $1 5 0 $ 2 00 $2 5 0 $300 $3 5 0 2 018 2 0 1 9 2 0 2 0 2 021 2 022 $305 $2 9 7 $211 $ 65 $13 $2 $0 2 017 Pro Forma: US Pro Forma: INTL A ctual A c t ual P r o F orma: E x - C o vid 2019 - 2021 CAGR 1 1 4% 9 7% 2021 - 2022 Growth 3% 21% $157 45 $252

In f lationary trends are resulting in short - term changes in macro consumer buying habits Supply chain interruptions continue to add to cost and complexity in 2022 Well - positioned as Retail buying activity returns to pre - covid norms, with new partnerships launching in 2H - 2022 Jan '21 May '21 Sep '21 Ja n ' 22 63 60 67 71 67 72 73 70 81 86 83 88 85 79 77 81 MICHIGAN CONSUMER CONFIDENCE Source: U.S. Bureau of Labor Statistics. Note: Shaded area represents recession, as determined by the National Bureau of Economic Research. 46 Source: Survey of Consumers, University of Michigan

The Covid - 19 period provided unique opportunities for omni - channel brands to accelerate sales by meeting customers where they shopped ( f irst to D2C/ Marketplaces and then back to Retail) and leverage buying behavior driven by stay - at - home orders and stimulus As Covid - 19 waned, media rates have risen and consumer sentiment has worsened due to in f lationary pressures Even with this double impact, Manscaped will grow +3% in 2022 due to strong brand awareness, product/market f it, an increased product portfolio, and broadening distribution 2022 REVENUE GUIDANCE (in U$ millions) 2021 Actual 2022 Guidance (Apr 2022) $74 $65 $232 $232 U . S . 47 International $ 297 $ 305

81% of men su r v e y ed a r e trimming body hair below the neck 75% of men surveyed who trimmed body hair, trimmed the groin area 79 % of men surveyed who trimmed body hair use an electric trimmer 45% of men surveyed are very or extremely comfortable signing up for a subscription - based replenishment program 48 0% 10% 2 0% 30% 4 0% 5 0% 6 0% 5% 0.6% 3 . 8% 1 0 . 1% 2 5 . 4% 5 5 .2% 2 0% 4 0% 6 0% 8 0% Yes, regularly - Y es, once Yes, rarely - No, never No, never No because 0% Chest Stomach Groin Under Arms Legs Back Butt Other None Every week in a while - Once or twice but curious & not of cultural Area Arms to once a Every couple a year about it interested or religious month months reasons 3.3% 1.4% 2 3 . 8% 1 8 . 8% 2 1 . 5% 2 1 . 3% 4 1 . 3% 7 4 . 6% 3 6 . 1% 4 8 . 8% 0% 9% 1 8% 2 6% 3 5 % Extremely Com f or t able Very Com f or t able Somewhat Com f or t able Not Very Com f or t able Not Com f or t able At All 8 . 7% 1 5 . 6% 3 1 . 1% 2 6 . 4% 1 8 .2% 0% 30% 6 0% 90% Electric T rimmer Scisso r s Raz or Other None 0 . 3% 0.7% 5 1 . 4% 2 0 . 8% 7 9. 4 % Source: Study conducted for MANSCAPED by Attest with 2,000 participants, aged 18 - 54, in March 2022

Customer quality stayed strong during Covid - 19 and remains strong AOV growth driven by compelling Starter Sets o ff ering strong customer value Subscription rates holding at ~70% consistently 4 0% 6 0% 8 0% 100% Q4 2020 Q1 2 021 Q2 2021 Q3 2021 Q4 2021 Q1 2 022 72% 69% 7 0% 6 7% 72% 71% $60 49 $ 7 0 $ 8 0 $ 90 $100 Q4 2020 Q1 2 021 Q2 2021 Q3 2021 Q4 2021 Q1 2 022 $ 8 9 . 61 $ 8 8 . 5 0 $ 9 1 . 5 5 $ 8 8 . 85 $ 8 8 . 00 $ 8 0 . 06

New celebrity partnership signed and announcing soon (May 2022) Expanded shelf space in Target highlighting our consumable products (April 2022) 50 Signed two new Retailers (U.S., Australia) totaling 6,000 additional doors (Q3) Expanded suite of Starter Sets featuring non - groin formulations and o ff ering higher AOV subscriptions (July) International site language translations for German, French & Spanish (Completed)

Biggest combination of hardware launches in our history: four expected marquee device launches, including two devices in new categories FULL YEAR IMPACT OF 2022 INITIATIVES + ONGOING PROJECTS BEAR FRUIT IN 2023 51 Major new retail partnerships across the globe Deeper penetration into Europe with dedicated workforce; expected additional new Region launch Higher AOV subscription o ff erings

... Which Drives our Financial Outlook

$Millions	2019A	2020A	2021A	2022P	2023P
Revenue	$65.0	$210.7	$297.2	$305.0	$360.0
Revenue Growth %	414.2%	223.9%	41.1%	2.6%	18.0%
Gross Profit	$38.1	$105.3	$143.9	$137.4	$169.2
Gross Margin %	58.6%	50.0%	48.4%	45.0%	47.0%
Paid Media	$33.1	$82.6	$101.8	$99.3	$104.7
Paid Media %	50.9%	39.2%	34.3%	32.5%	29.1%
Operating Expenses	$6.6	$17.8	$36.9	$51.3	$59.5
Operating Expenses %	10.2%	8.5%	12.4%	16.8%	16.5%
Adjusted EBITDA	($1.6)	$4.9	$5.2	($13.3)	$5.0
Adjusted EBITDA Margin	(2.5%)	2.3%	1.7%	(4.3%)	1.4%

52 | MANSCAPED

How Manscaped is poised to win

1 million subscribers

Taken the last 18 months to develop new exciting products

Laid the infrastructure in international for 38 countries

Future retail expansion

New products = more value in PHP, increasing the subscription price

A+ celebrity signed and ready to be announced

New Routines

53 MANSCAPED

54

$Millions 2019A 2020A 2021A N et L oss ($21.4) ($54.2) ($315.5) Interest Expense $0.5 $0.3 $3.5 Income Taxes $0.0 $1.6 $2.2 Depreciation & Amortization $0.0 $0.1 $0.1 Share - Based Compensation $18.2 $57.1 $309.8 Non - Recurring Charges $1.0 $0.0 $4.6 Foreign Currency Exchange $0.0 $0.1 $0.3 A djusted EBIT D A ($1.6) $4.9 $5.2 56

Risk factors

Unless otherwise stated or the context otherwise requires, all references to "we," "us" or the "Company" prior to consummation of the business combination (the "Business Combination") refer to Manscaped Holdings, LLC and its subsidiaries, and following the consummation of the Business Combination described herein, refer to the combined entities of Manscaped Holdings, LLC and its subsidiaries and Bright Lights Acquisition Corp. ("Bright Lights") and its subsidiaries. We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face, and you should carefully consider the factors below and the other risks and uncertainties described in the "Risk Factors" section of Bright Lights' Annual Reports on Form 10-K, Bright Lights' Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that Bright Lights Parent Corp. and Bright Lights have filed with the SEC and other documents filed by Bright Lights Parent Corp. and Bright Lights from time to time with the SEC. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In making your decision to invest in the Company, you have relied solely upon independent investigation made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company explicitly contained in any subscription agreement you enter into in connection with an investment in the Company (an "Investment") or any Investor Presentation prepared in connection with such Investment. You have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an Investment in the Company, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by the Company, or by third parties, including Bright Lights and Bright Lights Parent Corp., with respect to the Company, with the United States Securities and Exchange Commission (the "SEC"), including the documents filed or furnished in connection with the proposed transactions between the Company and Bright Lights. All information provided in this summary of risks is as of the date hereof and the Company undertakes no duty to update this information except as required by law. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and Bright Lights and the proposed transactions between the Company and Bright Lights, and may differ significantly from, and be more extensive than, those presented below.

Risks Related to the Company's Business and Industry

The COVID-19 pandemic has had and may continue to have, and other public health crises or epidemics could in the future have, a material adverse impact on our business, operations, financial condition, liquidity and results of operations.

Reductions in discretionary consumer spending, including as a result of global and regional economic downturns, could have an adverse effect on our business, financial condition and results of operations.

If we do not effectively maintain and further develop our relationships with retail customers and distributors, our business, financial condition and results of operations could be harmed. If our retailers and distributors fail to promote our products and services actively and effectively, or if they implement operational decisions that are inconsistent with our interests, our future growth and results of operations may suffer.

We were dependent on one retailer for approximately 68% of our retail sales in 2021. If our relationship with that particular retailer is harmed, it could have an adverse effect on our business, financial condition and results of operations.

We depend upon third-party manufacturers, and if our relationship with any of them is harmed or if they encounter difficulties in their manufacturing processes, we could experience product defects, production delays, unplanned costs or higher product costs, or the inability to fulfill orders on a timely basis, any of which could adversely affect our business, financial condition and results of operations.

Damage to our brand reputation could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating results and our operating results may fluctuate from quarter to quarter and year to year due to the seasonality of our business and the timing of new product releases.

We are subject to risks from unanticipated business disruptions.

Our success is critically dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel could adversely affect our business.

A failure to comply with laws and regulations relating to privacy and the protection of data, both domestic and international, relating to individuals and certain audiences may result in negative publicity, claims, investigations and litigation, and adversely affect our financial performance.

We could be subject to future product liability suits or product recalls which could have a significant adverse effect on our business, financial condition and results of operations.

Our success and ability to maintain and grow our business depend on our ability to execute our business strategy, along with a number of factors which are outside of our control.

We cannot assure you that we will be able to design and develop products that will be popular with consumers, or that we will be able to maintain the popularity of successful products. A sustained decline in demand for our products could adversely impact our business, financial condition and results of operations.

Our industry is intensely competitive and subject to rapid changes, including technological changes, which may materially and adversely affect our revenues and profitability. If we are unable to compete effectively with existing or new competitors, our sales, market share and profitability could decline.

Our businesses are subject to risks associated with doing business outside of the United States.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen.

Failure to adequately protect the confidentiality of our trade secrets, know-how, proprietary applications, business processes and other proprietary information could adversely affect the value of our technology and products.

Our indebtedness could adversely affect our financial health and competitive

57 | MANSCAPED

Risks Related to the Business Combination and Bright Lights Bright Lights’ sponsor and each director and of f icer of Bright Lights have agreed to vote in favor of the Business Combination, regardless of how Bright Lig h t s ’ public s t ockholde r s v ot e . Bright Lights’ board has not obtained and does not currently intend to obtain a third - party valuation or f inancial opinion in determining whether to proceed with the B usine ss C ombination . Since the sponsor of Bright Lights and each of the directors and executive of f icers of Bright Lights have interests that are different, or in addition to (and which may con f lict with), the interests of its stockholders, a con f lict of interest may exist in determining whether the Business Combination with the Company is appropriate. Such interests include that such persons will lose their entire investment if the Business Combination is not completed. We and Bright Lights will incur signi f icant transaction and transition costs in connection with the B usine ss C ombination. The announcement of the proposed Business Combination could disrupt the Company’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally . Bright Lights' sponsor, the existing equityholders of Manscaped or Bright Lights' or their respective directors, of f icers, advisors or respective af f iliates may, subject to compliance with applicable laws, elect to purchase shares or w ar r a nt s f r om public s t ockholde r s , which m a y in f luence the v ote on the Business Combination and reduce the public “ f loat” of Bright Lights' securities. Fu t u r e r e sale s o f common s t ock a f t er the consummation o f the B usiness Combination may cause the market price of the Company’s securities to drop signi f icantly, even if the Company’s business is doing well. Compliance obligations under the Sarbanes - Oxley Act may make it more dif f icult for the parties to effectuate the Business Combination, require substantial f inancial and management resources and increase the time and co s t s o f completing a B usine ss C ombination. The public stockholders of Bright Lights will experience immediate dilution as a consequence of (i) the issuance of common stock as consideration in the B usine ss C ombination, (ii) the pri va t e placeme n t and (iii) due t o fut u r e issuance s pur sua n t t o the C ompa n y ’ s equity plan ( s). The ability of Bright Lights’ stockholders to exercise redemption rights with respect to a large number of outstanding Bright Lights Class A common stock could increase the probability that the Business Combination will not occur. The Business Combination is subject to conditions, including certain conditions that may not be satis f ied on a timely basis, if at all. Current Bright Lights stockholders will own a smaller proportion of the post - closing company than they currently own. In addition, following the closing of the Business Combination, the Company may issue additional shares or other equity securities without the approval of its stockholders, which would further dilute their ownership interests and may depress the market price of its shares. Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the B usine ss C ombination. Nasdaq may not list the Company’s securities on its exchange, and the Company may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in the Company’s securities and subject it to additional trading restrictions. Risks Related to the Company Following the Business Combination The requirements of being a public company may strain our resources and distract our management, which could make it dif f icult to manage our business. We will incur increased costs and obligations because of being a public company. Our management team has limited experience managing a public company. If the Business Combination’s bene f its do not meet the expectations of investors or securities analysts, the market price of Bright Lights’ securities or, following the closing, the Company’s securities, may decline. The warrants are accounted for as liabilities and the changes in value of the warrants could have a material effect on the Company’s f inancial results. If we fail to establish and maintain effective internal control over f inancial reporting and disclosure controls and procedures, we may not be able to accurately report our f inancial results or report them in a timely manner . Additional Risks Related to Ownership of the Company’s Common Stock Following the Business Combination The price of the Company’s common stock and warrants may be volatile. The Company does not intend to pay cash dividends for the foreseeable future. The obligations associated with being a public company will involve signi f icant expenses and will require signi f icant resources and management attention, which may divert from the Company’s business operations. We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may ma k e it mo r e dif f icult t o compa r e our pe r f ormance with other public companies. Provisions in our certi f icate of incorporation and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management . Our amended and restated certi f icate of incorporation and bylaws will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between the Company and its stockholders, which will restrict such stockholders’ ability to choose the judicial forum for disputes with the Company or its directors, of f icers, or employees. Our ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity f or our common s t oc k . The Company may be subject to securities litigation, which is expensive and could divert management attention from business operations. Risks Related to the Private Placement Our f inancial information provided to private placement investors is unaudited, does not conform to Regulation S - X or PCAOB standards and includes estimates of certain f inancial metrics adjusted to re f lect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in f ilings made with the SEC. 58

The following is the transcript for the investor presentation given by Mike Mahan, CEO of Bright Lights Acquisition Corp., Paul Tran, CEO of Manscaped, Kevin Datoo, President of Manscaped, and Phillip Unthank, CFO of Manscaped, made available on June 21, 2022, at https://dealroadshow.finsight.com/e/MANSCAPED2022.

Paul Tran

Slide 5:

Hi, everyone. I’m Paul Tran and I’m the CEO of Manscaped. Here with me today is Kevin Datoo, our President, and Phillip Unthank, our CFO.

We also have the talented team of Bright Lights, Mike Mahan and Hahn Lee. In the past couple of years, we’ve been so fortunate to create and capture a white space in the men’s lifestyle market. We’ve evolved and scaled so rapidly that it feels like a blur. But we’re here to talk about the next chapter of our growth. Once again, I feel so fortunate that Manscaped and Bright Lights serendipitously found each other.

Our teams are so synergistic that we could not have dreamt of a better partner. So let me turn it over to Mike and ask him to talk a little bit about Bright Lights.

Mike Mahan

Slide 8:

Hi, everyone. By way of background, Bright Lights raised a $230 million SPAC in January of 2021. We are incredibly proud of the team we have assembled, including what we believe to be a best-in-class board of directors. I started my career in investment banking and private equity and most recently, I was CEO of Dick Clark Productions, which is home to a number of high-profile celebrity driven shows, including the Golden Globes, the American Music Awards, the Billboard Music Awards, the Academy of Country Music Awards and New Year’s Rockin’ Eve. While at Dick Clark, we had six straight years of record revenue and six straight years of record EBITDA, and ultimately grew the value of the company from $370 million to over $1 billion. Also, around the same time, the Bright Lights team began to invest in assets like Epic Games, the Oklahoma City Dodgers and the LAFC, which is the pre-eminent franchise in Major League Soccer. But where we really started to develop conviction and had our biggest success was investing alongside celebrities who had also agreed to serve as a marketing partner. To that end, we packaged an investment in Aviation Gin alongside Ryan Reynolds at a $40 million valuation, which sold to Diageo for $550 million a little over two years later. Led by John Howard, we invested in Skims with Kim Kardashian, which has also been an extraordinarily successful investment.

Given these successes, we formed a view that we could drive value by applying the celebrity partnership model to a SPAC. We believe we are uniquely qualified given our track record, our team, including our board of directors, and our celebrity relationships. We therefore set out to find a company with four key criteria: 1) we wanted a thriving business; 2) we wanted a great executive team; 3) we wanted a company built for a scale with strong margins; and 4) we wanted a company successful in its own right but could still benefit from celebrity partnership.

Slide 9:

We believe Manscaped fits our investment thesis perfectly. Manscaped created an eponymous category with a scalable business model, high quality products and attractive margins. They’ve grown from just $3 million in trailing 12-month revenue in Q1 of 2018 to nearly $300 million in 2021 and they expect $360 million in revenue in 2023. Importantly, we believe they are just getting started. They’re growing their retail footprint and are poised to replicate their domestic success across the globe. They’re well-positioned to expand rapidly and into other products aided by the brand loyalty and subscription program of over 1 million subscribers.

And with that, I’ll turn it back to Paul.

Paul Tran

Slide 10:

Men are now more conscientious about their own self-care. And Manscaped is defining a whole new ritual, a whole new routine for men. If you think about it, women led the way decades ago and now men are following.

It’s a huge market that we’ve created, and groin care, which we call manscaping, is becoming culturally accepted. In fact, if you are Gen Z, it’s frankly required. Manscaping builds confidence and is partner endorsed. What’s exciting is that we started in the groin, which we dominate, but we’ve already grown way beyond it.

Many people in the world see our ads, our commercials, and our brand, but not many know how fast we’ve grown or the scale that we’ve achieved in such a short period of time.

We’re here to talk about how we went from a $3 million run rate four years ago to nearly a $300 million run rate today, with just $23 million of equity capital raised while amassing over 1 million active paying members. Let’s start from head to toe.

Slide 11:

It started with a dream to build the next multi-generational brand – one that speaks to a whole new generation.

To do that, we created and captured a whole new routine. Before Manscaped, there was white space. There was no brand that adequately represented male self-care. Today, when you think about the groin, there’s only Manscaped.

Manscaped defined the category of manscaping, but how big is this market that we’ve created?

Slide 12:

Well, we’ve deployed over 5 million of our Lawn Mower trimmers into the market to date.

That might sound like a lot, but there are 43 million millennials in the U.S., and 80 million men in our target demographic.

With 5 million trimmers deployed and hundreds of millions in revenue, that only represents roughly 6% of the domestic opportunity.

What is staggering is the global opportunity. There are over 900 million income-adjusted men in our target demographics worldwide. We can discount that however we’d like, but the outcome is still a tremendous amount of opportunity still available. Some men are already manscaping, but they were using the wrong tools for the job. Manscaped’s Lawn Mower is specifically designed to increase safety when removing hair on loose skin. So, we’re not only satisfying the market need, we’re building awareness and accelerating the adoption of this hygiene behavior.

What’s really exciting is that we’ve already proven that we can extend beyond the groin into the $70 billion male grooming market.

Slide 13:

We’re already generating significant revenue outside of the groin from hardware products like our Weed Whacker, a nose hair trimmer, to wet consumable products like our Cleanser and Preserver; we’ve been able to create a brand that extends beyond hygiene and self-care into lifestyle. We created one pair of Manscaped boxers for a content piece, and when we ran it, dudes out there wrote in asking where they can purchase Manscaped boxers. So far, we’ve deployed over 2 million pairs of Manscaped boxers. We’re not an apparel company, but we’re very proud that men are willing and eager to wear our brand on their body. To us, that signals that we’re truly a lifestyle business.

Slide 14:

You go out to get a haircut by a professional, but you’re not going to go out for someone to trim your nether regions for you. This is a personal care activity and existing trimmers were never designed for this part of the body. Similar to a toothbrush, this isn’t a device that you share. This is a personal care device. We’re in the personal care space. And many, many men still do not have a dedicated groin trimmer.

So, you see those 900 million men in our target demographic, they’re going to eventually need a dedicated groin trimmer. They’re not going to risk cutting themselves with any old trimmer. They’re going to choose a Manscaped SkinSafe trimmer. Manscaped owns the customer’s trust and mindshare when it comes to safely trimming their family jewels.

Slide 15:

We have a firm belief here at Manscaped that as millennials and Gen Z males get older, manscaping becomes a socially required grooming habit. It’s becoming ingrained in the fabric of our society. Women led the way and now men are following. We uncovered a white space, and we obsess over creating the very best products for men.

Slide 16:

This is the Lawn Mower 4.0, the 4th iteration of a specifically engineered tool for groin grooming. It is a purposefully built device to remove hair from loose skin. It features our SkinSafe technology, it works in wet and dry environments, it’s cordless, it’s rechargeable, and it has a detachable replacement blade.

This detachable replacement blade fuels our subscription program that drives repeat purchases. The Peak Hygiene Plan, our subscription program, now has over a million active paying members. We have a mechanism to deploy new products to our members without them incurring additional costs. So, when we launch a shampoo, a million men can get it in their box without any additional cost. When we launch our deodorant, a million members can get it. What happens when they run out? They come back to us or any of our retail partners to repurchase. We see this as a strong competitive advantage.

Slide 17:

Our passion and dedication is authentic and our customers can feel it. This is how we’re able to achieve a Net Promoter Score of 52. When we serve our customers, they tell their friends. When you combine great marketing with customer satisfaction, you achieve really high brand awareness.

Slide 18:

Our marketing is truly resonating, and our brand awareness proves it. We’ve grown our brand awareness to over 49% in a short period of time. At this pace, imagine what’s next as we continue to expand internationally.

Slide 19:

There are so many growth levers that we’ve already proven. We’ve developed products that our customers have been begging for and we’re getting ready to launch them. We’ve also laid the foundation and global infrastructure to satisfy international demand.

The Manscaped brand now resonates in over 38 countries, and we’ve grown a brand presence to phenomenal heights. How do we do it?

Slide 20:

Well, our marketing machine is second to none. We deeply, deeply understand men and we maintain our marketing IP in-house.

Slide 21:

From ideation to scripting, videography to post-production, ad buying to influencer management, we do it in-house. This is how we own our brand voice. We’ve become a media powerhouse that’s deploying $100 million in media and genuinely understands the next generation of men.

Slide 22:

We’ve been able to achieve amazing marketing efficiency.

Slide 23:

Our reach is so broad because we see success in all these channels, from motocross to cornhole, and MLB to kickboxing. We have a presence in these channels because we’re able to be successful in them. We’re the official sponsors of the San Francisco 49ers and the official sponsors of the UFC.

Slide 24:

We had a car in NASCAR.

Slide 25:

We took over every single billboard at Penn Station in New York City, which was an incredibly fun and profitable campaign. This is the Manscaped marketing machine at its finest.

Slide 26:

I remember reading a comment on one of our Instagram posts that said, “Manscaped is the only brand that can sponsor both drag queens and the UFC.” And we’re very proud of that because it speaks to the diversity and mass-market appeal of not only our product but also our brand.

Slide 27:

We believe that social responsibility goes hand-in-hand with financial success. We are role models for a whole generation of men, and we take this responsibility very seriously. This is why we partnered with the Testicular Cancer Society. In one of our campaigns, we put two golf balls into a blue balloon and taught men how to check themselves for testicular cancer. So Manscaped helps save balls from cuts and nicks, and through a close partnership with the Testicular Cancer Society, we help save lives.

Next up, I’d like to invite Kevin Datoo, our President, to talk about the quantitative side of our success, but more importantly, how clearly we define our growth path.

Kevin Datoo

Slide 28:

Thanks, Paul.

What I’d like to do now is take you through the key elements of the business. Let’s start by looking at the products that we sell today. Our hero product, which Paul already went through, is the Lawn Mower 4.0 trimming device, which retails for $85.00.

Next, we created a suite of additional products for the groin area that collectively comprise the full grooming routine. These products are all uniquely positioned to support the concept of superior self-care in this region.

Finally, we have another handful of products designed for outside the groin area, like our nose and ear hair trimmer, body wash, shampoo, and deodorant.

We’ll talk more about our strategy to expand beyond the groin in a bit. But the last point I’ll make here is that you traditionally see companies that are either hard good makers or soft good makers, and we don’t think like that. We think holistically about what needs our men have, and then we solve for that with the complete routine.

Slide 29:

Central to our philosophy at Manscaped is to take the awareness and consideration that our marketing machine has created and meet our customers wherever they are. Since day one, we have believed in the importance of an omnichannel distribution strategy.

Let’s now explore each of these channels in turn.

Slide 30:

Here we see that our D2C business is anchored by our website manscaped.com. Between 2018 and 2021, we signed up 3 million customers in the U.S. Our D2C site is clean, clear and fast. We maintain a 4% conversion rate, which is 30% higher than the e-commerce average. So, who is coming to our site?

Slide 31:

Conventional wisdom says that manscaping is a young man’s game and absolutely we see great adoption among the millennial population where the practice is now expected behavior.

However, 66% of our customer base is over the age of 35, which signals that the self-care trend is resonating within all age cohorts, and, importantly, ones with higher disposable incomes.

So, when we get asked how big is the movement to self-care – meaning is it a fad with a narrow, fickle, young consumer base, or is it more of a definitive movement – we can respond that our data shows that it is broad-based, and we are growing on both ends of the spectrum.

Slide 32:

Most of our customers come to the site thinking about the Lawn Mower hero device, but we’re pretty good at educating them about the power of the full routine. We’re great with packaging and with branding and so 66% of first-time buyers end up purchasing a starter set.

Our most popular starter set is called the Perfect Package and includes the Lawn Mower, two of our wet products, the Crop Preserver and the Crop Provider, a pair of boxers with six sizes to choose from, a travel bag, and the Magic Mat for easy cleanup. From a customer perspective, starter sets get you into the full routine while unlocking 30 to 40% savings by the bundle. From a business perspective, starter sets are the key driver of our $89.00 initial average order value.

Furthermore, 70% of all of our first-time buyers check out with our quarterly subscription program, which we call the Peak Hygiene Plan. We’ll talk about that now.

Slide 33:

The Peak Hygiene Plan is the major driver of our repeat revenue. Let’s start with a bit of history on this plan. When we started the Peak Hygiene Plan in 2019, it was essentially an experiment, a replenishment program that for $14.99 customers would get a quarterly box with a replacement Lawn Mower trimmer head and one of our wet products selected by us. It was a free gift. We were pleasantly surprised that even with the rigidity of the system, customers stayed with it. We learned that members especially loved the wet goods to which we introduced them. However, the main request which we heard about in focus groups was the desire for more control.

So, in 2021, we launched Peak Hygiene Plan 2.0 enabling choice and increased selection. The evolved program allows the member to have full customization over their box. They can select from about a dozen core products in each box, and with this pricing, effectively $7.50 per product, this is the best pricing these customers can get in any channel.

Slide 34:

So, bringing this all together, we see that the D2C business has been growing due to the combination of great first-time buyer and repeat order trends.

We brought in about 1 million first-time buyers per year. The AOV of these customers has grown at a 22% CAGR since 2019, driven by higher-value devices and larger starter sets. And our repeat business is growing. We shipped 2.9 million repeat packages in 2021 and the average customer, including both subscribers and what we call on-demand purchasers, receives 2.7 shipments in their first 12 months, which has driven our repeat revenue from 20% of D2C revenue in 2019 to 40% in 2021. This dependable revenue stream doesn’t require any marketing dollars and is one key driver to scaling our operating margin over time.

Slide 35:

According to a 2019 survey by CivicScience, nearly 50% of U.S. customers over the age of 13 are starting their product searches within the Amazon ecosystem. And we believe this marketplace is key to engaging our customers when they’re in a lean-forward buying moment. Importantly, we built an on-brand presence seen here on the left, within the platform to ensure our customer experience goes well beyond just product listings, which are seen here on the right. We are the number 1 best-selling men’s trimmer on Amazon, and Amazon contributed 25% of total U.S. sales in 2021.

Slide 36:

Last, but not least, beginning in 2020, we started growing our U.S. retail presence with a select set of key retailers. We are now live in 3,500 doors. Our largest presence is in Target. We’ve also launched into Best Buy, Macy’s, and two of the military exchanges. Where possible, we’ve created differentiated kits to meet the price and margin goals for this channel, which further helps us reduce channel conflict. Our success in this channel is unmistakable. In Target, we initially started with a two-product facing. A year later, we’ve expanded to the in-aisle layout shown here on this page. Essentially, it’s Manscaped and everyone else. Our stellar performance within retail unlocked interest from Target and giving us additional space for a beautiful on-brand endcap presentation for Father’s Day. For a retailer that prides itself on economic decision making, our real estate expansion inside Target speaks for itself, and as we’ll talk about later, we’ll be increasing our door count substantially in 2022.

And now I’ll turn it back to Paul to talk about our growth plans.

Paul Tran

Slide 37:

Thank you, Kevin.

As Kevin mentioned, all the signals are trending in the right direction. Media as a percentage of revenue is decreasing while repeat customers are increasing. These are the exact KPIs that we are looking for as we continue to grow and expand EBITDA. $100 million in annual marketing might sound like a lot, but when you look at it from a percentage of revenue, it’s steadily decreasing year over year, while repeat customers have increased to 40%, meaning 40% of our U.S. D2C revenue is from repeat customers.

Slide 38:

So, what’s next? We clearly see that male self-care is an expanding business. Manscaped is the leader in this space because we created the category. Those 900 million men are going to need a dedicated groin trimmer and Manscaped will deliver it to them.

Slide 39:

What’s exciting is that we’ve already grown way beyond the groin. In the future you’re not going to even remember that Manscaped started out in the groin. You just know that Manscaped is the leading brand in men’s self-care. We’ve already proven that our customers are willing to purchase Manscaped products outside of the groin. We now have over 1 million members in our Peak Hygiene program, so when we launch our deodorant, 1 million customers can get it right at launch, right in their box. What other CPG brands can deploy new products to a million captive and loyal customers like Manscaped can?

Slide 40:

When we launched our Weed Whacker, our nose hair trimmer, we saw a stair-step growth in revenue. You already know that we sold over 5 million Lawn Mowers, but we also sold over 1 million Weed Whackers. As we continue to launch hardware products, we’re going to unlock additional stair-step growth. In addition to that, our formulated products drive long-term lifetime value. We will expand formulated products – shampoos, conditioners, deodorant – and deploy them to 1 million members along with other channels like Amazon and Retail. We connect to the youngest of men and believe that that is the most valuable cohort. Groin care builds trust and we’ll extend that trust to cater to a man’s entire body. So new hardware products drive stair-step revenue growth, while formulations drive long lifetime value.

Slide 41:

And then there’s international. We are building a global multi-generational brand. International is only two years old, but the signals are very exciting. The numbers in international mimics the U.S., so international is just a few years behind. We’re seeing international growth more than double year over year, and from the survey data that we polled, 60% of international consumers are already practicing some kind of groin care, and 54% will pay a premium for a specific groin trimmer. So, it’s not just men in the U.S. that are practicing self-care, it’s global. We’ll get more into that. But we split international into two stages. Stage one, we focus on English speaking countries and many of the EU countries. In stage two, we expand our reach.

With that let me pass it back to Kevin to talk about our 2022 outlook.

Kevin Datoo

Slide 43:

Thanks, Paul.

Let’s start with how 2021 ended compared to our previous guidance. We closed the year with total revenue of $297 million, about $7 million higher than our guidance. The revenue beat was driven by a great holiday quarter, and we saw higher than expected sales in the U.S. marketplace and U.S. retail as consumer behavior began to rebalance. We also saw a strong international direct-to-consumer performance. The higher revenue flowed through to the bottom line, leading to a better-than-expected profit.

These results are in line with how we intend to run the business. Set reasonable expectations that we have high confidence in meeting and exceeding. And given the current state of the economy, and I’ll take you through our perspectives on this all now, we have reset expectations for 2022 at $305 million of top-line revenue so that the company, the investors, and the stock price are all set up for success.

Slide 44:

As you’ve seen, our company was growing rapidly when COVID threw a curveball in Q1 of 2020. But we are agile operators and we looked for the opportunity and seized on it. First, we leaned in from a marketing perspective. Prior to COVID, we found a way to reach our audience with a special way of talking to men. And when other marketers got spooked, we took this opportunity to drive our awareness, consideration, and conversion of new customers. You can see how we drove awareness in the U.S. in the chart in the bottom. The chart on the top shows U.S. D2C first-time buyers, and you can see how we took advantage of several factors, including retail shutting down, which drove more transactions online, and stay-at-home orders and stimulus payments, which changed purchase behavior. Finally, our supply chain was very agile. Our strong partnerships with our manufacturers and our ability to move product between selling channels helped us stay in stock throughout the pandemic. We think we were very good at capturing the COVID opportunity.

Slide 45:

So, what we’ve tried to do is model how much of the revenue in 2020 and 2021 was driven by COVID behaviors. This is a bit of an art versus science because our company was already growing so rapidly pre-COVID, since we had already established ourselves as a category leader with great product-market fit and a very effective marketing strategy. But what we did is CAGR our existing business lines, U.S. D2C and U.S. marketplace, from pre-COVID to post-COVID. We took haircuts to our international rollout since there was no international activity pre-COVID. This model, which is reflected on this slide, returns an estimate of $100 million over two years in accelerated sales, and that revenue and profit allowed us to invest in our future, building out our team, getting new products into production, solidifying our first-mover advantage with the customer. We put those dollars to good work.

On an ex-COVID basis, we see a two-year CAGR of 97%, which we’re very proud of, and it resets our perspective on 2022, as a year of strong continued growth if you: 1) remove the COVID impact, and 2) even when you bake in the current short term macro-driven headwinds. Speaking of the current economic environment.

Slide 46:

You are all quite aware of the current economic conditions, higher gas prices, inflation concerns, continued supply chain disruptions, and higher media rates. As operators and stewards of capital, we saw these trends develop in Q1, and decided to pull back with our investments to not fight against the short-term headwinds. In Q1 we saw a return to retail and saw our highest mix of Lawn Mower devices ever sold through that channel. Sales through our existing retailers were phenomenal. And at the same time, we were under-penetrated in this channel with new relationships on the horizon.

Slide 47:

This slide summarizes everything we just talked about, but in short, the conditions that we see, along with our mindset to issue guidance that we can meet and exceed, is driving our revised revenue target of $305 million for 2022.

Slide 48:

Let’s revisit the signals that prove that Manscaped is positioned to continue its accelerated growth and capitalize on our category leadership position. First, the addressable market is huge. The behavior of manscaping is mainstream. More than 80% of men do it with regularity. Most of these tend to the groin area. Electric trimmers are a key part of this regimen, and as a bonus, and as we’ve seen with our D2C population, there’s comfort with subscription-based models.

Slide 49:

Our customer dynamics are very consistent. Things like AOV and subscription rate, our customers have stayed consistent over time.

Slide 50:

We have worked hard on a number of key initiatives that are now locked and will bear fruit in the latter parts of 2022.

We have a new A-plus tier celebrity partnership that is signed, and the first piece of content has been filmed. This is exactly the type of relationship we were looking to forge when we started this journey with Bright Lights.

We just took expanded shelf space in Target with a lot of new real estate and new SKUs.

We have two new large retailers – one in the U.S. in a new category, and one in international – that are signed deals and begin setting up in-store in Q3. This is a massive increase in distribution, adding 6,000 doors on top of the 3,500 that we have today.

On the website, we’ve created new higher AOV starter sets that will incorporate our new body formulations.

And finally, we brought local language capabilities to our EU site – German, French, Spanish – and are rolling out local language marketing campaigns. So, we have lots of things in flight that will drive our second-half performance.

Slide 51:

Those initiatives of course have a positive impact in 2023, but we’re also working this year on several initiatives that will launch in 2023 specifically.

We have four expected marquee devices coming. We’ve seen great success when we launch a new device or a new version of a device. So, while we’ve modeled this conservatively, the success of the Weed Whacker, with over 1 million units sold, makes us very bullish about these product expansions, and the fact that they come with routines as well.

While omnichannel is our strategy from day one, we’re very strategic about opening brick and mortar doors and waiting until the brand has established a presence in any specific region. We now have that, and our new international retail team plans to expand beyond our first non-U.S. launch in 2022 with a myriad of other partnerships.

And finally, every product we add gives us the chance to sell higher value packages, strengthens the value of our Peak Hygiene Plan, allows us to take more shelf space in retail, and continues to expand our positioning as a category leader in manscaping from head to toe. So, numerous opportunities for growth that we’ll continue to unlock.

And with that, I’ll turn it over to Phillip.

Phillip Unthank

Slide 52:

Thanks, Kevin.

Turning to our financial guidance. As Kevin mentioned, we expect $305 million in revenue in 2022. Revenue in the first half of the year is expected to decline mid-single digits year over year due to the lifting of COVID lockdowns and the lack of stimulus checks versus the prior period.

The second half of the year is expected to rebound and be up high single digits, primarily from strong retail sales, new branding, and new products and subscription offerings. The summary for 2022 is that revenue has a tough comparison to 2021. However, on a two-year basis, 2022 is expected to be up approximately 45% compared to 2020. Note: we do not have the potential upside from our celebrity partnership in the forecast that Kevin just mentioned.

The key initiatives we outlined in place for mid-to-late 2022 will have a full-year impact next year when revenue is expected to increase 18% to $360 million. 2023 is also expected to bring the launch of several new hero products and continued retail and international growth.

Gross margin in 2022 is anticipated to be 45% which are being impacted by supply chain issues related to the global shipping slowdown. This is expected to be partially alleviated in 2023 with gross margin increasing to 47%, supported by a higher mix of retail revenue, as well as ongoing COGS initiatives underway in 2022. Longer-term, through a combination of price changes and product cost improvements, we expect to return to a 50% gross margin business.

We are expecting to continue to drive leverage across paid media in 2022 and 2023, as we target a mid-30% range of media spend, with leverage coming from continued retail growth which does not require a material amount of incremental media investment.

Growth in operating expenses as a percentage of revenue in 2022 and 2023 are due to the investment in people to support our larger scale and international expansion, as well as incremental expenses to operate as a public company. These foundational investments are critical to support our organization’s continued growth and global expansion. However, we expect to see 30 basis points of leverage on these investments in 2023 aided by the 18% growth in revenue.

All this leads to an expected adjusted EBITDA loss of $13 million in 2022, with a return to positive adjusted EBITDA of $5 million in 2023. We believe these are prudent financial targets to set our company up for long-term growth and success as we enter the public markets and navigate external macro-driven factors. Long-term, we expect to be a 50% gross margin and 20% EBITDA margin business, as we reap the benefits of scale and further media efficiency.

With that, I’ll hand it back to Paul for a few words on the strength of the Manscaped business and why we’re so excited about our long-term growth opportunities.

Paul Tran

Slide 53:

Thanks, Phillip.

We’re young, we grew very quickly, and there’s so much opportunity. Those 900 million men are going to need a dedicated groin trimmer, and as we expand and create new products, that’s only going to make our Peak Hygiene subscription plan even more valuable.

With already 1 million subscribers, we believe that we can drive even more value to our customers and subscribers.

We laid the infrastructure for international expansion. We are now in over 38 countries around the world, and we are just getting ready to really expand into those territories.

There’s tremendous retail opportunity. We’re only in Target, Macy’s, Best Buy, and military exchanges, so there’s tremendous opportunity at retail.

We’re expanding into new routines. You’re going to see new routines that cater to men of all types.

And of course, we’ve signed a deal with an A-plus celebrity, which is not modeled in any of our guidance.

As you can see, we’re very excited about the future.

Slide 54:

With all that we have already achieved, we’re just getting started. Thank you for your time and attention today. We really appreciate it.

***

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (File No. 333-262081) that was filed with the SEC on January 10, 2022, as amended on February 14, 2022, and on April 22, 2022 (as amended, the “Registration Statement”), which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped’s financial condition and results of operations. Manscaped’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Annual Reports on Form 10-K, BLTS’ Quarterly Reports on Form 10-Q, the Registration Statement that includes a proxy statement/prospectus that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.